 Exhibit 12.2
UAL Corporation and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

and Preferred Stock Dividend Requirements

	Nine Months Ended
	September 30

	2001	2000
	(In Millions)
Earnings:
Earnings (losses) before income taxes, extraordinary item
and cumulative effect of accounting change	$ (2,874)	$ 541
Fixed charges, from below	671	841
Undistributed losses of affiliates	25	4
Interest capitalized	(63)	(57)

Earnings	$ (2,242)	$ 1,329
	=====	=====

Fixed charges:

Interest expense	$ 383	$ 293
Preferred stock dividend requirements	12	69
Portion of rental expense representative
of the interest factor	276	479

Fixed charges	$ 671	$ 841
	=====	=====

Ratio of earnings to fixed charges	(a)	1.58
	=====	=====

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(a)  Earnings were inadequate to cover fixed charges and preferred stock dividend requirements by $2.9 billion in 2001.